Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SHUTTLE PHARMACEUTICALS HOLDINGS, INC.

The undersigned, being the Interim Co-Chief Executive Officer of Shuttle Pharmaceuticals Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) does hereby amend and certify as follows:

1.	That the name of the Corporation is Shuttle Pharmaceuticals Holdings, Inc. and that the Corporation was originally incorporated pursuant to the Delaware General Corporation Law (“DGCL”) on April 5, 2018.

2.	That this Certificate of Amendment, which is being filed to amend the Corporation’s amended and restated certificate of incorporation, dated June 8, 2018 (the “Amended and Restated Certificate of Amendment”), as amended on March 31, 2022, June 22, 2022, August 6, 2024 and June 12, 2025, has been duly adopted by the Corporation’s board of directors and stockholders in accordance with the provisions of Section 242 of the DGCL.

Article FOURTH of the Amended and Restated Certificate of Incorporation will be amended to replace Section 4.5 as follows:

“4.5 Reverse Stock Split. Upon the effectiveness (the “Effective Time”) of this Certificate of Amendment pursuant to Section 242 of the General Corporation Law of the State of Delaware, each ten (10) shares of the Corporation’s common stock, par value of $0.00001 per share, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall automatically and without further action on the part of the Corporation or any holder of Old Common Stock, be reclassified, combined and changed into one (1) fully-paid and nonassessable share of common stock, par value of $0.00001 per share (the “New Common Stock”), subject to the treatment of fractional share interests as described below (the “reverse stock split”). From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been combined pursuant to this Certificate of Amendment. Holders who otherwise would be entitled to receive fractional share interest of New Common Stock upon the effectiveness of the reverse stock split shall be entitled to receive a shole share of New Common Stock in lieu of any fractional shares created as a result of such reverse stock split.”

3.	That this Certificate of Amendment shall be effective as of 12:01 a.m. ET on June 11, 2026.

4.	Except as set forth in this Certificate of Amendment, the Amended and Restated Certificate of Incorporation, as previously amended, remains in full force and effect.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this 10th day of June 2026.

/s/ Christopher Cooper
Christopher Cooper
Interim Co-Chief Executive Officer